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Joseph Walsh	Direct Dial:212-704-6030
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August 28, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:  Jeffrey Riedler
Assistant Director

Re:	AmTrust Financial Services, Inc.
Registration Statement on Form S-1, Amendment No. 1
Filed July 25, 2006
File No. 333-134960

Dear Mr. Riedler:

On behalf of AmTrust Financial Services, Inc. (the “Company”), set forth herein is the Company’s response to comment 16 contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated August 3, 2006, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the Commission on July 25, 2006.

Courtesy copies of this letter and has been sent to the Commission’s examiners via courier.

The response provided herein are based solely on information provided by the Company.

For your convenience, we have reprinted comment 16 below prior to the Company’s response.

(m) Earnings Per Share, page F-13

16
Please refer to your response to our prior comment number 51. It appears that you  labeled the “Actual” table as “Pro Forma.” Please revise or explain to us why this is  appropriate. Also tell us why the basic and pro forma diluted earnings per share  calculation are not the same in 2003 given that the effect appears to be dilutive.

RESPONSE: In our discussion with the Staff earlier this month, management of the Company explained, in 2003, the basic EPS was less than diluted EPS because, for purposes of the diluted EPS, net income was reduced by $4.8 million as a result of a preferred stock dividend. The basic average outstanding common shares were 24.089 million shares and loss available for common shareholders was ($3.408 million). The result is EPS of ($0.14) per share. The diluted calculation adds back the preferred stock dividend because the diluted calculation assumes the conversion of the preferred shares into 10.275 million common shares. The result is that income available to common shareholders is $1.392 million and the average diluted common shares were 34.364 million shares. Thus EPS was $0.04 per diluted share.

In the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Henry Rothman at (212) 704-6179 or the undersigned at (212) 704-6030 if you have any questions or comments regarding the foregoing responses.

Sincerely,

/s/ Joseph Walsh, Esq.

Joseph Walsh, Esq.